

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 28, 2015

Halford W. Johnson
Chief Financial Officer
Capstone Financial Group, Inc.
8600 Transit Road
East Amherst, NY 14051

> **Re:** **Capstone Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 13, 2015**
> **Response dated October 5, 2015**
> **File No. 000-54905**

Dear Mr. Johnson:

We have reviewed your October 5, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 2 – Summary of Significant Accounting Polices, page 38

1. We note your response to comment 3 that you are accounting for your investment in Twinlab common stock in accordance with ASC 946-10-15-4 through 15-9 because the Company follows the financial accounting and reporting conventions of the investment company industry. Please tell us in detail how you determined that your business meets

the fundamental characteristics described in paragraph 15-6 and the typical characteristics described in paragraph 15-7 of ASC 946-10.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 1. Financial Statements, page 3

2. Please revise your Form 10-Q in future filings to include a Statement of Stockholders' Equity and provide a draft of your proposed disclosure for the six months ended June 30, 2015 in your next response.

3. We note your response and proposed revised disclosure to comment 10. Please tell us and revise future filings to discuss your purchase (e.g. company, cost per share, timing, etc.) of 5,630,162 shares of common stock presented in your proposed disclosure.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services I